UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3 to
SCHEDULE 13E-3
(Rule 13e-100)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
FIRST MCMINNVILLE CORPORATION
(Name of Issuer)
FIRST MCMINNVILLE CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, No Par Value Per Share
(Title of Class of Securities)
[______]
(CUSIP Number of Class of Securities)
Daniel W. Small
Daniel W. Small & Company
One Burton Hills Boulevard, Suite 330
Nashville, Tennessee 37215
(615) 252-6000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):
a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☐ A tender offer.
d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☒
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

*$4,313,356.50	**$132.42
* For purposes of calculation of fee only, this amount is based on 79,641 shares (the number of shares of common stock of the Issuer to be reclassified into Class SD common stock in the proposed Reclassification Transaction) multiplied by $54.16, the book value per share of common stock computed as of September 30, 2007.
** Determined pursuant to Rule 0-11(b) by multiplying $4,313,356.50 by 0.0000307.

☑
Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$124.09	Filing Party: CIK #000743397

Form or Registration No.:	Schedule 13E-3	Date Filed: May 24, 2007
Please note that the filing fee has previously been paid on 77,073 shares multiplied by $52.45, the book value per share of common stock as of March 31, 2007. Pursuant to Rule 0-11(b), this transaction value was then multiplied by 0.0000307 to derive a filing fee of $124.09.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION
     This Amendment No. 3 (the “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by First McMinnville Corporation, a Tennessee corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder. We proposed that our shareholders adopt an amendment to our charter that would result in the reclassification of certain shares of our common stock into newly authorized shares of Class SD common stock. This Final Amendment is being filed to report the results of the proposed transaction that was submitted to the shareholders of First McMinnville Corporation on September 25, 2007.
TRANSACTION STATEMENT
ITEM 15. ADDITIONAL INFORMATION.
Reg. M-A 1011 (b)
(a)	This Final Amendment reports the consummation of the transactions contemplated in the Definitive Schedule 14A Proxy Statement (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2007 and voted on by the shareholders of the Company at the special meeting held on September 25, 2007. The transactions (herein, the “Reclassification Transaction”) described in the Proxy Statement, were approved by a majority of vote of the holders of the common stock of record on August 15, 2007. As a result, the amendment to the Company’s Charter duly adopted was filed with the Tennessee Secretary of State on September 26, 2007.

Under the terms of the Reclassification Transaction, shareholders of record who held 700 or more shares of common stock as of the cut-off date described in the Proxy Statement will continue to hold the same number of shares of our ordinary common stock and our shareholders holding less than 700 shares of common stock as of that date will receive shares of Class SD common stock equal to the same number of shares of ordinary common stock held before the reclassification. The effects of this transaction reduced the number of shareholders of record of common stock to less than 300, which allowed us to terminate the registration of our common stock and to immediately suspend our reporting obligations. On October 2, 2007, the Company filed a Form 15 with the SEC to provide notice of termination of registration of the Company’s common stock.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2007	FIRST MCMINVILLE CORPORATION
	By:	/s/ Thomas D. Vance
		Name:	Thomas D. Vance
		Title:	President and Chief Executive Officer

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